UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02027576

FORM 6-K

P.E.
3/31/02

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period March 2002 File No. 0-29978


SEC MAIL
RECEIVED
PROCESSING
APR 2 2 2002
WASH. D.C.
164
SECTION

Candente Resource Corp.
(Name of Registrant)

505-905 West Pender Street, Vancouver, British Columbia V6C 1L6
(Address of principal executive offices)

1. News Release dated December 14, 2001
2. News Release dated January 3, 2002
3. News Release dated January 7, 2002
4. News Release dated February 5, 2002
5. News Release dated February 11, 2002
6. News Release dated February 20, 2002
7. News Release dated February 26, 2002
8. News Release dated March 11, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp.
(Registrant)

APRIL 2, 2002
Date

Joanne Freeze, Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

Trenching Commences on Gold Zone - Lunahuaná Property - Peru

December 14th, 2001
Release No. 34 **CDNX: DNT**

Candente Resource Corp. (Candente) is pleased to announce that a trenching and pitting program has commenced on the Lunahuaná Property (formerly named Columbia) located in Central Peru.

Highlights

- An extensive program of trenching and pitting has commenced over the Western Gold Zone where gold geochemical anomalies (up to 0.67 grams per tonne (gpt)) are associated with an intense geophysical (IP) anomaly.

- Geophysics indicates that the Western Gold Zone appears to be a highly altered and mineralized volcanic-sedimentary unit and recent field work has confirmed that the zone is hosted by porous volcanic and sedimentary rocks. These are the same kind of rocks that host Peru's low cost gold producing mines, Yanacocha and Pierina.

- The geophysics also indicates that the Western Gold Zone has a minimum thickness of 50 metres and could well exceed 100 metres in thickness, both of which with sufficient grade would be considered ample thickness for a bulk tonnage mine.

- The goal of the trenching and pitting program is to expose the zone as much as possible over it's known lateral extent of 1.2 km by 700 metres. Although the target zone may be up to 10 metres below the surface, it is anticipated that it will be less in places and that trenching and pitting may be able to expose the top of the zone in places.

- The field program is expected to take approximately six weeks, a short break will be taken for Christmas. Samples will be submitted to the ALS Chemex lab in Lima on a timely basis and results will be reported appropriately.

- The next target to be investigated on the Lunahuaná property is a fourth gold zone containing anomalous levels of gold up to 1.14 gpt, in C horizon soils, 5 kilometres east of the Western Gold Zone.

Candente Summary

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru.

For more information visit **www.candente.com** and call us at (604) 689-1957 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Stock Options

January 3rd, 2002
Release No. 35 **CDNX: DNT**

CANDENTE INCENTIVE STOCK OPTIONS

Candente Resource Corp. (the Company) would like to announce that the Company has granted Incentive Stock Options to twelve employees, directors and consultants in the amount of 666,000 shares at a price of $0.15 for a period of five years. The options are subject to acceptance by the Canadian Venture Exchange.

Corporate Update

Candente is currently exploring the Lunahuana property, a large size potential gold project in Central Peru. An extensive program of trenching and pitting is in progress over the Western Gold Zone where gold geochemical anomalies (up to 0.67 grams per tonne (gpt) are associated with an intense and extensive geophysical (IP) anomaly.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru.

For more information on our current exploration progress visit **www.candente.com** and/or call us at (604) 689-1957 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Financing for Gold Exploration

January 7th, 2002
Release No. 36 **CDNX: DNT**

Further to the Company's News Release dated November 28th, 2001, the proposed private placement has been increased to raise a maximum of Cdn$731,000, subject to regulatory acceptance. The Company is completing all of the necessary documents in order to close this placement as promptly as possible.

The funds will be used for general working capital and exploration programs on the Company's gold properties in Peru. Candente is currently exploring the Lunahuana property, a large size potential gold project in Central Peru. An extensive program of trenching and pitting is in progress over the Western Gold Zone where gold geochemical anomalies (up to 0.67 grams per tonne (gpt)) are associated with an intense and extensive geophysical (IP) anomaly.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru.

For more information on our current exploration progress visit **www.candente.com** and/or call us at (604) 689-1957 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Stock Options

February 5th, 2002
Release No. 37

CDNX: DNT

CANDENTE INCENTIVE STOCK OPTIONS

Candente Resource Corp. (the Company) would like to announce that the Company has granted Incentive Stock Options to employees and consultants in the amount of 227,816 shares at a price of $0.17 for a period of five years. The options are subject to acceptance by the Canadian Venture Exchange.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru.

For more information on our current exploration progress visit **www.candente.com** and/or call us at (604) 689-1957 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"

Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Financing Completed for Gold Exploration

February 11th, 2002
Release No. 38 **CDNX: DNT**

Candente Resource Corp. ("the Company") is pleased to announce that it has closed the Private Placement referred to in the news release dated January 7th, 2002. A total of 4,869,002 units were sold to raise total proceeds of $730,350.30. All securities will be subject to a four month hold period expiring June 1st, 2002.

The funds will be used for general working capital and exploration programs on the Company's gold properties in Peru. Candente is currently exploring the Lunahuana property, a gold project with bulk tonnage potential in Central Peru. An extensive program of trenching and pitting is in progress over the Western Gold Zone where gold geochemical anomalies (up to 0.67 grams per tonne (gpt)) are associated with an intense and extensive geophysical (IP) anomaly.

The Investor Relations Agreement announced on August 24th, 2001 with Tranquilo Investments Inc., has expired. Wells Media Inc., wholly owned by Nancy Wells of Vancouver, B.C., has been hired to carry out communications and public relations services for the Company. These services are initially for a one month term and remuneration is $3,000 per month. Regular Investor Relations activities are being carried out by Company personnel.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru.

For more information on our current exploration progress visit **www.candente.com** and/or call Joanne Freeze at (604) 689-1957 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Acquisition of Gold Properties Completed

February 20th, 2002
Release No. 39 **CDNX: DNT**

Candente Resource Corp. ("the Company") is pleased to announce that it has completed the acquisition from Britannia Gold Corp of 100% interest (no NSR) in three properties in Peru: Lunahuana (formerly Columbia), El Tigre and Las Sorpresas. The Lunahuana Property hosts three drill targets with potential for bulk tonnage gold and gold-copper deposits and is currently being explored as a primary asset of the Company. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 grams per ton occur over a two-kilometer long target area.

Las Sorpresas, borders the southern edge of the Yanacocha Mines Property. Yanacocha is one of the largest heap leachable gold mines in the world with reserves in excess of 35 million ounces of gold. Newmont's 51% interest in this mine constitutes only 25% of their worldwide production yet provides approximately 75% of their annual profit.

The Las Sorpresas property contains anomalous levels of gold in stream sediment samples. The levels of gold are highest (189 to 789 ppb) towards the centre of the property indicating a gold source within Las Sorpresas. Also near the centre of the property, anomalous levels of mercury occur in soils. Mercury is one the exploration tools used to discover buried gold zones at Yanacocha. Exploration on Las Sorpresas will continue at the end of the current rainy season.

The Company initially acquired a 50% interest in the properties from Britannia Minerals Corp. (now Nanotek) in 1999 when they chose to cease their exploration activities in Peru. The Company earned a majority interest in all three properties by carrying out exploration programs during 1999 and 2000. In January of 2001, the Company negotiated an agreement to acquire 100% undivided interest (no NSR) by paying Britannia 500,000 common shares in the Company.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru. For more information on our current exploration progress visit **www.candente.com** and/or call Joanne Freeze at (604) 689-1957 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Gold at Lunahuana

February 28th, 2002
Release No. 40 **CDNX: DNT**

Candente Resource Corp. ("the Company") is pleased to announce results on the Lunahuana Property (100% undivided interest). These results are from both the Company's current exploration program as well as from work carried out previously by Britannia Gold (now Nanotek).

Current exploration has been focused on enhancing drill targets for potential bulk tonnage (large size) gold and gold-copper deposits which were recently identified by a geophysical interpretation. Gold values of greater than 1.0 gram occur in several locations, many of which may be related to an extension of the Northeastern IP anomaly. The gold values reach as high as 3 gpt over 1.5 m and 0.9 gpt over 3 metres. The Northeastern anomaly is characterized by high chargeability and high resistivity, which is a typical geophysical signature for bulk tonnage style mineralization.

Gold values between 0.5 and 1.0 gpt are widespread and often occur in structurally controlled zones. To date gold mineralization has been found to occur in quartz, quartz-calcite veins and veinlets, stockwork zones, silicified and/or clay altered wall rocks with or without iron oxides: jarosite, goethite and hematite, and copper sulphides and/or copper oxides.

The Company is also very encouraged by geological mapping which shows that the gold mineralization and IP anomalies are not hosted predominantly by intrusive rocks, as previously thought, but instead occur in volcanic–sedimentary units of substantial and varying thickness. Volcanic and sedimentary rocks are more porous and permeable and therefore are better hosts for disseminated bulk tonnage styles of mineralization.

Exploration is ongoing on the property and will continue to focus on enhancing drill targets and expanding known gold zones by trenching, pitting, rock chip sampling and geological mapping. Other than occasional rains, the Coastal Belt (Lunahuana area) has a favourable climate for year round exploration activities.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru.

For more information on our current exploration progress visit **www.candente.com.**

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

New Gold Zone discovered at Lunahuana

March 11th, 2002
Release No. 41 **CDNX: DNT**

Candente Resource Corp. ("the Company") is pleased to announce a new gold zone (Blanquitos) has been discovered on the Lunahuana Property (100% undivided interest).

Higher grade mineralization has been found in the northwestern portion of the property. Gold values of 6 grams per tonne (gpt) over an area 10 metres (33 feet) by 5 metres in extent and greater than 10 gpt over a second area 10 metres by 2 metres, were obtained from (surface) rock chip samples.

The Company is very encouraged by the presence of this higher grade mineralization especially as it is associated with bodies which could be substantial in size. The extent of mineralization at Blanquitos has not yet been determined. This is due to the pervasiveness of the alteration and the presence of alluvial material, which covers the southern extent of both of these zones. Exploration is ongoing on the property and will continue to focus on enhancing drill targets and expanding known gold zones by trenching, pitting, rock chip sampling and geological mapping.

This new style of mineralization occurs in silicified bodies varying from a few metres in thickness to tens of metres in thickness. These bodies have been identified in several locations within a trend/zone extending over at least one km (3,280 feet) in length and 200 metres in width. A second style of gold mineralization occurs with copper in veins and mantos approximately 75 metres above the more massive style of mineralization.

Three IP (high chargeability) anomalies have been identified as excellent targets for bulk tonnage mineralization on the property. One of these anomalies (Western) follows the same trend as the Blanquitos Zone but more geophysics will be required to cover this area.

Due to intense alteration and brecciation, original rock types have not been determined in the field but fresher outcrops show that the area is underlain by sedimentary-volcaniclastic rocks, feldspar porphyries and diorite. The sedimentary-volcaniclastic unit comprises the same tuffs and mudstones that host the Western and Northeastern IP anomalies. Alteration in Blanquitos includes pervasive silica, argillization, quartz veinlets, jarosite, hematite and limonite.

Candente is a junior exploration company focused on the acquisition, exploration and development of world class gold and copper projects in Peru. For more information on our current exploration progress visit **www.candente.com** and/or call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Joanne C. Freeze"
Joanne Freeze, P. Geo., President & CEO
Candente Resource Corp.